

Mail Stop 3561

March 11, 2016

<u>Via E-mail</u>
Gerald B. Hammack
President and Chief Executive Officer
Valmie Resources, Inc.
1001 S. Dairy Ashford Road, Suite 100
Houston, Texas 77077

> **Re:** **Valmie Resources, Inc.**
> **Amendment No. 3 Registration Statement on Form S-1**
> **Filed March 8, 2016**
> **File No. 333-206727**

Dear Mr. Hammack:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 19, 2016 letter.

Business Description

Overview, page 13

Business Strategy, page 13

1. We note that you revised the disclosure from "Vertitek is currently developing the commercial V-1 Drone…" to "Vertitek's under development commercial V-1 Drone…." Please tell us whether there has been any substantive change in the development of the commercial V-1 Drone.

<u>Our Corporate History and Background, page 14</u>

2. Please revise your disclosure to identify the investors who purchased the promissory notes noted in this section. Supplementally advise us whether any of the purchasers of the promissory notes are affiliated with Tuverga Finance Ltd.

<u>Market for Common Equity and Related Stockholder Matters, page 29</u>

3. We note your deletion of the disclosure that your stock is quoted on the OTC Bulletin Board and your disclosure now indicates that your stock is quoted on the OTC Markets. Please revise the registration statement to indicate that your stock is quoted on the OTC Pink marketplace.

4. We note that you seek to register up to 10 million shares of common stock pursuant to an equity investment agreement with Tuverga Finance Ltd. Our staff accommodation permitting the resale offering of shares to be issued under an equity line transaction is not available where there is not an active public market for the shares being offered. In this regard, we note that your common stock is quoted on the OTC Pink marketplace. Please remove these shares from your registration statement as the staff does not consider the private transaction to be completed due to lack of a fixed purchase price under your equity line agreement and our position that the OTC Pink marketplace does not constitute an existing or public market. Please revise your registration statement or advise us as appropriate.

<u>Part II</u>

<u>Recent Sales of Unregistered Securities, page 37</u>

5. Please revise to identify the investor who purchased promissory notes between July 30, 2015 and November 30, 2015 in the aggregate principal amount of $102,500 and two additional promissory notes since November 30, 2015 in the aggregate amount of $35,000.

Gerald B. Hammack
Valmie Resources, Inc.
March 11, 2016
Page 3

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

                                        Sincerely,

                                        /s/ David Link for

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel and
                                        Mining

cc: Christopher Little, Esq.
     Bacchus Law Corporation